Exhibit 99.1

NYSE - AG	NYSE MKT - SVLC
TSX - FR	TSX - SVL
Frankfurt - FMV	Frankfurt - CW5

Mexico - AG

July 27, 2015

FIRST MAJESTIC ANNOUNCES FRIENDLY ACQUISITION OF SILVERCREST MINES

VANCOUVER, BC, CANADA - First Majestic Silver Corp. (“First Majestic”) and SilverCrest Mines Inc. (“SilverCrest”) are pleased to announce that the companies have entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of SilverCrest for consideration of 0.2769 of a common share of First Majestic (the “Exchange Ratio”) plus C$0.0001 in cash per SilverCrest common share. The offer implies a value of C$1.30 per SilverCrest share based on the closing price of First Majestic’s common shares on the Toronto Stock Exchange (“TSX”) on July 24, 2015. The offer represents a premium of approximately 37% to SilverCrest’s 30-day volume-weighted average price (“VWAP”) on the TSX for the period ending July 24, 2015 and a 35% premium to SilverCrest’s previous closing price. The transaction will be implemented by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). In addition, shareholders of SilverCrest will receive shares in a newly formed company (“New SilverCrest”) which will hold certain exploration assets currently held by SilverCrest and First Majestic.

BENEFITS TO FIRST MAJESTIC SHAREHOLDERS

•	Enhances First Majestic’s leading position in Mexico, one of the world’s most prolific silver and gold regions
•	Accretive to First Majestic’s net asset value per share, reserves and total resources per share and production per share
•	SilverCrest’s Santa Elena Mine will be First Majestic’s sixth producing silver mine adding further growth potential to First Majestic’s portfolio of Mexican projects
•	Strengthens First Majestic’s balance sheet by adding approximately C$30 million in cash and further enhances the working capital position
•	Provides operational and production synergies with the potential for additional cost cutting
•	Further diversifies production and cash flow across a robust portfolio of producing mines

BENEFITS TO SILVERCREST SHAREHOLDERS

•	Provides SilverCrest shareholders with a highly attractive premium to current market price
•	Opportunity to participate in a leading silver producer through an all-share transaction
•	Gain access to First Majestic's operational and underground mining expertise
•	Diversifies SilverCrest’s single asset risk profile and provides exposure to First Majestic’s broad portfolio of Mexican assets
•	Increased leverage to silver with First Majestic’s primarily silver resource base
•	Enhances capital markets presence with a pro forma market capitalization in excess of C$700 million based on current share prices including increased analyst coverage, trading liquidity and a broader institutional investor base
•	Provides SilverCrest shareholders with ownership in New SilverCrest, a well-capitalized exploration company created to leverage SilverCrest management’s exploration expertise
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Keith Neumeyer, President & CEO of First Majestic, stated: “We believe this transaction provides an excellent opportunity for the shareholders of both First Majestic and SilverCrest. Shareholders stand to gain significant upside in the combined company with production of well over 20 million silver equivalent ounces per year while maintaining one of the lowest production costs and highest purity to silver in the industry.”

J. Scott Drever, CEO of SilverCrest, stated: "We believe the inclusion of SilverCrest’s Santa Elena mine into First Majestic’s portfolio of operating mines provides the combined company greater flexibility in the current difficult metals market and creates a strong platform from which First Majestic can continue its corporate growth to the benefit of both sets of shareholders. SilverCrest shareholders will benefit from First Majestic's liquidity in the market place, the diversity provided by six mines and Management's long history of successful operations in Mexico. First Majestic shareholders will benefit from SilverCrest's strong balance sheet, free cash flow and low cost silver production. "

TRANSACTION SUMMARY

Under the terms of the Arrangement Agreement, on closing, each SilverCrest shareholder will receive 0.2769 common shares of First Majestic plus C$0.0001 in cash for each SilverCrest common share held. Pursuant to the transaction, First Majestic will issue approximately 32.8 million common shares (assuming no exercise of existing SilverCrest options), valuing SilverCrest’s equity at approximately C$154 million, based on current closing prices. Following the completion of the transaction, the current shareholders of SilverCrest will hold approximately 21% of the issued and outstanding shares of First Majestic. The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of SilverCrest, and approval by the “majority of the minority”, being a majority of the votes cast by SilverCrest shareholders other than J. Scott Drever, N. Eric Fier and Barney Magnusson, whose votes will not be included in determining minority approval pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. The transaction will also require the approval of a simple majority of the shareholders of First Majestic in accordance with the rules of the TSX and the NYSE. The special meetings of shareholders of SilverCrest and First Majestic are expected to take place in late September 2015.

The Arrangement will also provide for the issuance by First Majestic of an aggregate of approximately 2.9 million replacement stock options (the “Replacement Options”) (assuming no exercise of existing SilverCrest options) to SilverCrest option holders who do not exercise such options prior to the effective time of the Arrangement, at exercise prices adjusted by the Exchange Ratio. All other terms and conditions of the Replacement Options will be the same as the SilverCrest option for which they were exchanged, except that the terms and conditions of the First Majestic stock option plan relating to accelerated expiry of First Majestic options on account of early termination after ceasing to hold office or ceasing to be an employee or consultant will not apply to the Replacement Options.

In connection with the Arrangement, each SilverCrest shareholder will also receive 0.1667 common shares of New SilverCrest for each SilverCrest common share held. As part of the Arrangement, SilverCrest will transfer the Las Chispas, Cruz de Mayo, Angel de Plata, Huasabas and Estacion Llano exploration properties located in northern Mexico, as well as C$5.25 million in cash and certain other assets currently owned by SilverCrest to New SilverCrest. First Majestic will also transfer its Guadalupe exploration property located in Durango, Mexico to New SilverCrest, and First Majestic will own approximately 9.9% of the shares of New SilverCrest following completion of the transaction. SilverCrest’s La Joya project will be retained by First Majestic following closing of the transaction, however First Majestic does not have any immediate plans to advance the La Joya project. N. Eric Fier, SilverCrest’s Chief Operating Officer, will be the CEO and President of New SilverCrest along with other members of SilverCrest’s current board and management team. New SilverCrest intends to make application to list its shares on the TSX Venture Exchange.

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In addition to shareholder, court and creditor approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions, including non-solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. In addition, SilverCrest has agreed to pay a termination fee to First Majestic of C$8 million upon the occurrence of certain events. First Majestic and SilverCrest have each agreed to pay a C$1 million expense reimbursement fee to the other party upon termination of the Arrangement Agreement due to the occurrence of certain other events.

The Board of Directors of SilverCrest has unanimously approved the transaction and will provide a written recommendation that SilverCrest shareholders vote in favour of the transaction which will be included in the Information Circular to be mailed to shareholders in connection with the Arrangement. Each of the directors and senior officers of SilverCrest, who hold in the aggregate approximately 3.9% of the issued and outstanding SilverCrest shares (assuming no exercise of existing SilverCrest stock options) have entered into a voting agreement with First Majestic and have agreed to vote in favour of the transaction at the special meeting of SilverCrest shareholders to be held to consider the Arrangement.

Full details of the Arrangement will be included in a joint Management Information Circular to be filed with the regulatory authorities and mailed to SilverCrest and First Majestic shareholders in accordance with applicable securities laws. SilverCrest and First Majestic expect to mail the joint Management Information Circular in early September 2015.

ADVISORS AND COUNSEL

Cormark Securities Inc. (“Cormark”) acted as exclusive financial advisor and McCullough O’Connor Irwin LLP acted as legal counsel to First Majestic. Cormark has provided an opinion to the First Majestic Board of Directors that, based upon and subject to the assumptions, limitations and qualifications in the opinion, the consideration being offered by First Majestic to SilverCrest pursuant to the transaction is fair, from a financial point of view, to First Majestic.

National Bank Financial Inc. (“National Bank”) acted as exclusive financial advisor and Koffman Kalef LLP acted as legal advisor to SilverCrest. National Bank has provided an opinion to the Board of Directors of SilverCrest that, based upon and subject to the assumptions, limitations, and qualifications in the opinions, the consideration to be received is fair, from a financial point of view, to the shareholders of SilverCrest.

CONFERENCE CALL

First Majestic and SilverCrest will host a joint conference call and webcast on July 27, 2015 at 2:00 pm Eastern time / 11:00 am Pacific time for members of the investment community to discuss the proposed transaction. The call-in details are as follows:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call at www.firstmajestic.com.

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The Conference call will be recorded and you can listen to an archive of the conference by calling:

Toll Free Canada & USA:	1-800-319-6413
Outside of Canada & USA:	1-604-638-9010
Pin Code:	3928

An archived webcast of the conference call will also be available at www.firstmajestic.com.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or contact Todd Anthony, Investor Relations at 1.866.529.2807.

ABOUT SILVERCREST

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located in the State of Sonora, Mexico. The operation comprises a high-grade, epithermal silver and gold deposit, along with a 3,000 tpd conventional milling facility. Santa Elena is projected to produce in a range of 4.7 to 5.1 million silver equivalent ounces in 2015.

For further information, contact SilverCrest at 1.866.691.1730 or via our website online at www.silvercrestmines.com.

ON BEHALF OF THE BOARD OF FIRST MAJESTIC SILVER CORP. “Keith Neumeyer” Keith Neumeyer President & CEO	ON BEHALF OF THE BOARD OF SILVERCREST MINES INC. “J. Scott Drever” J. Scott Drever CEO

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: anticipated benefits of the Arrangement to First Majestic, SilverCrest and their respective shareholders; the timing and receipt of required shareholder, court, stock exchange, creditor and regulatory approvals for the Arrangement; the ability of First Majestic and SilverCrest to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the mailing of the joint information circular regarding the Arrangement; the closing of the Arrangement; the listing of the New SilverCrest shares on the TSX Venture Exchange; the development of the Santa Elena Mine; future silver production; analyst coverage, liquidity and institutional shareholdings of First Majestic shares; future growth potential for First Majestic, SilverCrest and their respective businesses; future plans for the La Joya property; future mine development plans; estimates regarding the life of and recovery of minerals at the Santa Elena mine; and estimates of production costs.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, the parties have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required joint management information circular; the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange, creditor and regulatory approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting material; inability to secure necessary shareholder, court, stock exchange, creditor and regulatory approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Forward-looking information relating to future silver production, analyst coverage, liquidity and institutional shareholdings of First Majestic shares, future growth potential for First Majestic, SilverCrest and their respective businesses, future mine development plans, estimates regarding the life of and recovery of minerals at the Santa Elena mine, and estimates of production costs is based on management of the applicable parties’ reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of development and production; estimated production rates for silver and other metals produced by the parties; the estimated costs of development of development projects; First Majestic and/or SilverCrest’s ability to operate in a safe and effective manner and their ability to obtain financing on reasonable terms.

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These statements reflect the parties’ respective current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary shareholder, court, stock exchange, creditor and regulatory approvals or consents and lack of material changes with respect to First Majestic and SilverCrest and their respective businesses, all as more particularly set forth in the Arrangement Agreement; the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macro-economic conditions; fluctuations in securities markets and the market price of First Majestic’s shares; fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the parties do business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; title to properties; and the factors identified under the caption "Risk Factors" in First Majestic’s Annual Information Form, and under the caption "Risk Factors" in SilverCrest’s Annual Information Form. In addition, the failure of a party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned against attributing undue certainty to forward-looking statements or information. Although the parties have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The parties do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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